JH Financial Industries Fund

SHAREHOLDER MEETING
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 57,592,601 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         56,533,680      1,058,921
Richard P. Chapman Jr.  56,534,948      1,057,653
William H. Cunningham   56,529,148      1,063,453
Ronald R. Dion          56,543,354      1,049,247
Charles L. Ladner       56,548,010      1,044,591
Dr. John A. Moore       56,550,340      1,042,261
Patti McGill Peterson   56,527,358      1,065,243
Steven R. Pruchansky    56,549,106      1,043,495
James A. Shepherdson    56,549,045      1,043,556